nm

09057188

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intercontinental Asset Management Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Convent Street, Suite 1350
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Kauth III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercontinental Asset Management Group, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John L. Kauth III

Chief Executive Officer
Title

MARIA A. SLOAN
Notary Public, State of Texas
My Commission Expires
April 13, 2012

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Intercontinental Asset Management Group, Ltd.

We have audited the accompanying statement of financial condition of Intercontinental Asset Management Group, Ltd. (the "Partnership") as of December 31, 2008, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Asset Management Group, Ltd., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 581,433
Receivable from broker-dealer	667,707
Other receivables	2,975
Securities owned at fair value	7,413
Prepaid expenses	26,300
	$ 1,285,828

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 262,626
	262,626
Partners' capital	1,023,202
	$ 1,285,828

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions, trading profits, and fees	$ 4,192,778
Interest income	20,244
Other income	17,270
	4,230,292
Expenses	
Compensation and benefits	1,950,596
Commissions and floor brokerage	740,435
Occupancy and equipment costs	246,305
Communications	64,582
Promotional cost	40,250
Regulatory fees and expenses	31,535
Other expenses	560,834
	3,634,537
Income before income tax expense	595,755
Income tax expense	-0-
Net income	$ 595,755

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2008

	General Partner	Limited Partners	Total
Balances at December 31, 2007	$ 61,278	$1,164,280	$ 1,225,558
Distributions to partners	(39,906)	(758,205)	(798,111)
Net income	29,788	565,967	595,755
Balances at December 31, 2008	$ 51,160	$ 972,042	$ 1,023,202

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

Balances at December 31, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balances at December 31, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 595,755
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealer	18,122
Decrease in other receivables	5,219
Decrease in securities owned	7,434
Increase in prepaid expenses	(26,300)
Increase in accounts payable and accrued expenses	40,759
Net cash provided (used) by operating activities	640,989
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Distribution to partners	(798,111)
Net cash provided (used) by financing activities	(798,111)
Net decrease in cash and cash equivalents	(157,122)
Cash and cash equivalents at beginning of year	738,555
Cash and cash equivalents at the end of year	$ 581,433

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Intercontinental Asset Management Group, Ltd. (the "Partnership") is a Texas limited partnership in which Intercontinental Asset Management Corporation (the "Company") is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Partnership, respectively. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. The general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership. Offices of the Partnership are located in San Antonio, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership operates under (SEC) rule 15c3-3(k)(2)(ii). The Partnership is engaged in the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling corporate, municipal, and government debt instruments, as well as options and futures. The Partnership's business is conducted with customers located worldwide.

The Partnership operates under a clearing agreement with Pershing LLC (Pershing), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Partnership and carries the accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 1 - Summary of Significant Accounting Policies, continued

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent pronouncements

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management accounts for uncertain tax positions based on their best estimate. If a position is deemed to be aggressive, it is evaluated using guidance for gain contingencies found in SFAS No. 5 *Accounting for Contingencies.*

Fair Value Measurements

Effective January 1, 2009, the Company adopted Statement No. 157, *Fair Value Measurements,* which provides a framework for measuring fair value under generally accepted accounting principles. Statement No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

Note 1 - Summary of Significant Accounting Policies, continued

participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Investment Securities

The fair value of investment securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. If

Note 1 - Summary of Significant Accounting Policies, continued

listed prices or quotes are not available, fair value is based upon externally developed models that use unobservable inputs due to the limited market activity of the instrument.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Partnership has net capital of approximately $984,250 and net capital requirements of $100,000. The Partnership's ratio of aggregated indebtedness to net capital was .27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by not holding customer funds or safekeeping customer securities.

Note 4 - Pension Plans

The Partnership has a SEP IRA plan covering substantially all employees. The Partnership may contribute amounts as determined by the general partner. The Partnership has accrued $53,919 as a contribution to the plan for the year ended December 31, 2008.

Note 5 - Related Party Transactions

The Partnership is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The

Note 5 - Related Party Transactions, continued

group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Officers' salaries and other overhead expenses of approximately $595,133 for the year ended December 31, 2008 were allocated by an affiliate under common ownership to the Partnership.

The Partnership serves as a conduit for fee payments from Pershing to an affiliated investment advisor. Funds are received from Pershing and remitted to the affiliate monthly. For the year ended December 31, 2008, the company received, and subsequently remitted $964,909. $1,373 was due at December 31, 2008.

Note 6 - Concentration Risk

At December 31, 2008, and at various other times throughout 2008, the Partnership had cash balances in excess of Federally insured limits.

Note 7 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2008, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Subsequent Events (Unaudited)

In 2009, the Partnership will make distributions related to 2008 earnings of $598,755 to the general partner and limited partners.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$1,023,202
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,023,202
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 2,975	
Prepaid expenses	26,300	(29,275)
Net capital before haircuts on securities positions		993,927
Haircuts on securities (computed, where applicable, pursuant to rule 15c31-(f))		(9,677)
Net capital		$ 984,250

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 262,626
Total aggregate indebtedness	$ 262,626

Schedule I (continued)

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 17,517
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 884,250
Excess net capital at 1000%	$ 957,987
Ratio: Aggregate indebtedness to net capital	.27 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Pershing L.L.C.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Intercontinental Asset Management Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Intercontinental Asset Management Group, Ltd. (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2009